Exhibit 99.2

SCAILEX CORPORATION LTD.

DIRECTORS REPORT

JULY-SEPTEMBER 2008

1.	Company fundamental data:

Scailex Corporation (“the Company”) is a public company whose shares are listed on the Tel Aviv Stock Exchange (“TASE”) and quoted on the OTC Bulletin Board in the US.

On August 21, 2008, the Company engaged in an agreement (“Operations Purchase Agreement”) with its controlling shareholder, Suny Electronics Ltd. (“Suny”), for the purchase of Suny’s end-equipment and retail cellular operations (“the Operations Being Acquired”), operations that Suny had performed through two of its subsidiaries – Suny Telecom (1994) Ltd. (“Suny Telecom”) and Dyn Dynamic Ltd. (“Dynamica”). The agreement was consummated on September 29, 2008, after all suspending conditions prescribed therein were fulfilled, including approval by the Company’s General Assembly (which was given on September 28, 2008). For additional particulars about the Operations Purchase Agreement and consummation thereof, see clause 6.6 hereunder. Upon consummation of the Operations Purchase Agreement, the Company has two new spheres of activity:

(1)	Cellular operators sector (a sphere of activity previously operated by Suny Telecom): within the scope of this sector, the Company imports, markets and provides maintenance services for cellular telephones manufactured by the Korean corporation Samsung Electronics Ltd. (“Samsung”), mainly to the three major cellular operators – Pelephone Communications Ltd. (“Pelephone”), Cellcom Israel Ltd. (“Cellcom”) and Partner Communications Ltd. (“Partner”) (jointly: “the Cellular Operators”). In addition, the Company sells replacement parts and accessories for Samsung cellular telephones.

(2)	End-user sector (a sphere of activity previously operated by Dynamica): within the scope of this sector, the Company markets (through sales and upgrades) cellular telephones and accessories, and provides cellular telephone maintenance services to end-customers on the Cellcom network. The activity in this sector is performed via a chain of stores and points-of-sale operating nationwide, which the Company operates under the name of “Dynamica Cellular.” Telephones and accessories from various manufacturers (Samsung, Nokia, Motorola, Sony, Ericsson and others) are sold by the chain.

In addition, maintenance, repair and technical warranty services are provided for most of the cellular phone models being marketed by the chain in some 22 out of the 42 points-of-sale operating in the “Dynamica Cellular” chain, services being provided within the framework of service agreements that the chain draws up with its customers.

For additional particulars about these two spheres of activity, see the report of the transaction that the Company published on August 21, 2008 (reference no. 2008-01-242454, “Report of the Transaction”), as well as the supplementary report to the Report of the Transaction that was published on September 18, 2008 (reference no. 2008-01-269910, “the Supplementary Report”), including the references and appendices appearing in both reports, and see Suny’s Immediate Report dated September 24, 2008 regarding the extension of the engagement between Dynamica and Cellcom in relation to the Dynamica chain of stores (reference no. 2008-01-005281) (this reference constitutes inclusion by way of referral).

In light of the consummation of the agreement for the transfer of the cellular operations on September 29, 2008 (on the eve of the Rosh Hashana – 5769 holiday), the operations in the two new spheres of activity actually began only after the end of the quarter, on October 2, 2008. The Interim Financial Statements include the balances of the assets and liabilities of the Operations Being Acquired, and also include Pro Forma Statements of Operations relating to the Operations Being Acquired (see clause 5 hereunder).

As stated, correct as on September 30, 2008, the Company’s principal assets are the Operations Being Acquired, cash, cash equivalents and marketable securities totalling the inclusive value of some NIS 953 million.

2.	Results of Operations

The Company’s financial statements which are attached to this report are based on the International Financial Reporting Standards (“IFRS”) and were prepared in accordance with the Israeli securities regulations.

The Company’s functional and reporting currency is the New Israeli Shekel.

It should be noted in this context that, up until the Financial Statements for the second quarter of 2008 (the Financial Statements as on June 30, 2008), the Company’s functional currency was the U.S. Dollar (while the presentation currency was the New Israeli Shekel); however, pursuant to the Company Board of Directors resolution of July 17, 2008 (which is detailed below in clause 6.3), the functional currency in the Financial Statements was changed from the U.S. Dollar to the New Israeli Shekel commencing with the Financial Statements for the third quarter of 2008 – these Financial Statements.

The change in the functional currency has no material impact on the Company’s financial results, since the majority of the Company’s equity is comprised of shekel assets and liabilities

2.1.	The Three months ended September 30, 2008

2.1.1.	Income from continuing operations

2.1.1.1.	The financial income in the third quarter of 2008 amounted to NIS 14.0 million compared to NIS 5.8 million in the third quarter of 2007. The increase resulted mainly from the increase in the interest received on the cash balance of the Company, totaled to NIS 11.9 million compared to NIS 5.7 million in the corresponding period last year. The interest income rose mainly due to the increase in the cash balance of the Company which was NIS 1.19 billion at the beginning of the quarter (after receiving the consideration from the sale of PCH on July 1st 2008 in the amount of NIS 1.14 billion) and NIS 562 million at the end of the quarter (the decrease was mostly due to investment of NIS 378.5 in available for sale financial assets and payment of NIS 255.8 for purchasing an activity) compared to NIS 454 million at the beginning of the third quarter of 2007 and NIS 370 million at its end. In the current quarter, most of the cash balance was invested in NIS deposits at an average interest of 4.5% while in the corresponding quarter last year, most of the cash balance was invested in Dollar deposits with at average interest of 5.2%.

2.1.1.2.	During this period, the Company did not record any “other income”. In the corresponding quarter the Company recorded immaterial “other income” in the amount of NIS 21 thousands.

2.1.2.	Expenses related to continued operations

2.1.2.1.	The general and administrative expenses contain mainly expenses in respect of the Company’s financial management, payment to various consultants pursuant to regulatory requirements which the Company is obligated to meet as a public company in Israel and in the US, expenses related to evaluation of investments and expenses related to current management of the assets left in the subsidiaries whose assets and operations have been sold. In the third quarter of 2008 these expenses amounted to NIS 3.3 million compared to NIS 2.8 million in the same period of 2007. The increase is mainly due to one time expenses (mainly legal expenses) related to the purchasing of the activity from Suny.

2.1.2.2.	The finance expenses in the third quarter of 2008 amounted to NIS 0.1 million, compared to NIS 12.0 million in the same period of 2007. The financial expenses in the current quarter included only bank commissions. The financial expenses in the third quarter of 2007 consisted mainly of exchange rate differences on capital note issued to the minority shareholders in PCH which was denominated in NIS while the functional currency of the Company at that time was the US Dollar. The strengthening of the NIS against the Dollar in the third quarter of 2007 was the cause for that expense.

2.1.3.	Taxes on Income

In the third quarter of 2008 the Company recorded a tax benefit of NIS 25.6 million compared to a tax benefit of NIS 0.3 in the corresponding period in 2007. The tax benefit in the current quarter is attributed to the recording of a deferred tax asset in light of the evaluation of the management, based on consultation it received, that the Company will be able to utilize some of its accumulated losses for tax purpose following the purchasing of the activities from Suny. The amount recorded was determent based on the management estimation as to the amount which can be utilized in the foreseeable future.

2.1.4.	Net income for the period from continued operations

Net income from continued operations for the period amounted to NIS 36.2 million derived mainly from financial income and from the recording of the tax benefit as a result of the purchasing of the activity from Suny, less general and administrative expenses as explained above. In the third quarter of 2007, the Company recorded net loss from continued operations of NIS 8.6 million – mainly due to financial expenses from exchange rate differences on the capital note in PCH and general and administrative expenses which were offset by financial income.

2.1.5.	Loss from discontinued operations

Loss from discontinued operations during the period totaled NIS 0.1 million, derived from exchange rate differences on Dollar liabilities of the discontinued operations. The loss from discontinued operations in the third quarter of 2007 amounted to NIS 2.3 million, derived mainly from increasing the provisions for contingent liabilities in respect of an assets of Scaliex Vision (Tel-Aviv) Ltd. (“Scailex Vision”) held in a trustee which was created following the sale of Scailex vision assets to Hewlett Packard (“HP”) ..

2.1.6.	Net Income

In the third quarter of 2008 the net income amounted to NIS 36.1 million, compared to a net loss of NIS 10.8 million in the corresponding period in 2007. The increase was mostly due to (1) Net financial income of NIS 13.9 compared to net financial expenses of NIS 6.2 in the corresponding quarter (2) Recording a tax benefit of NIS 25.6 million in the current quarter compared to a tax benefit of 0.3 million in the corresponding period last year.

2.2.	Nine months ended on September 30, 2008

2.2.1.	Income from continuing operations

2.2.1.1	The financial income in the first three quarters of 2008 amounted to NIS 19.3 million compared to NIS 29.5 million in the corresponding period of 2007. The decrease resulted mainly from the decline in the average cash balance of the Company in the first nine months of 2009 compared to the same period in 2007. In the first six months of 2008 most of the Company’s liquid assets were invested in ORL shares through PCH (which was sold on June 30, 2008) which led to law financial income of only NIS 5.2 million in that period compared to financial income of 23.6 million in the same period of 2007 – a period in which only part of the cash was invested in ORL shares (The Company commenced purchasing ORL shares in February 2007 and continued the purchasing during all 2007).

2.2.1.2.	During the first three quarters of 2008, the Company recorded “other income” of NIS 308.2 million. This amount mainly consisted of capital gain from the sale of PCH of NIS 247.0 million, income from dividend received from ORL of NIS 37.8 million and gain from purchasing the minority share in PCH in the first quarter of 2008 of NIS 23.0 million. In the corresponding period last year the Company recorded other income of NIS 0.6 million derived from dividend from Real Time Image Ltd.

2.2.2.	Expenses related to continued operations

2.2.2.1.	The general and administrative expenses in the first three quarters of 2008 amounted to NIS 11.8 million compared to NIS 8.4 million in the same period of 2007. The increase is mostly due to one time expenses related to the sale of the Company’s holdings in PCH and the change of the controlling shareholders of the Company in the first half of 2008 (including payment of a RUN OFF directors’ insurance policy for the former directors of the Company in the amount of NIS 1.8 million) and to the purchasing of the activity from Suny as described in clause 2.1.2.1 above. In addition, the Company recorded increase in the professional services item due to payments to varies consultant in respect of examining new investments.

2.2.2.2.	The finance expenses in the first nine months of 2008 amounted to NIS 0.9 million, compared to NIS 14.0 million in the same period of 2007. The financial expenses included mainly bank commissions and foreign exchange differences. The financial expenses in the first three quarters of 2007 consisted mainly of exchange rate differences on capital note issued to the minority shareholders in PCH which was denominated in NIS while the functional currency of the Company at that time was the US Dollar.

2.2.3	Taxes on Income

The Company recorded a net tax benefit of NIS 24.7 million in the first nine months of 2008. This amount is consisted of the creation of a deferred tax asset in light of the evaluation of the management, based on consultation it received, that the Company will be able to utilize some of its accumulated losses for tax purpose following the purchasing of the activities from Suny. On the other hand, the Company recorded tax expense of NIS 0.9 million in the subsidiary Scailex Vision as an outcome of the agreements with the tax authorities as to final assessments up and including the 2007 tax year.

2.2.4	Net income for nine months from continuing operations

Net income from continuing operations for the first nine months of 2008 amounted to NIS 339.5 million, compared to NIS 8.0 million in the corresponding period in 2007. This income derived mainly from capital gain from the sale of PCH, dividend received from ORL and gain from the purchase of the minority share of PCH. The net income from continuing operations for the first nine months of 2007 derived mainly from financial income which was offset by general and administrative expenses.

2.2.5.	Income from discontinued operations

Income from discontinued operations during the period totaled NIS 10.8 million derived from updating the provision in respect to the amount held in a trustee after the sale of Scailex Vision due to a settlement agreement signed with HP in respect of the claims filed by HP. The loss from discontinued operations for the first nine months of 2007 amounted to NIS 0.9 million and it was consisted of an expense from increasing the provision for claims in respect of the asset of Scailex Vision held in a trustee which was offset by a receipt of $1 million from Jemtex Ink Jet Printing Ltd. (“Jemtex”).

2.2.6	Net Income

In the first three quarters of 2008 the net income amounted to NIS 350.3 million, compared to a net income of NIS 7.0 million in the corresponding period in 2007. The increase was mostly due to: (1) Capital gain of NIS 247.0 million from the sale of the holdings in PCH ;(2) income of NIS 37.8 million from dividend from ORL; (3) gain from purchasing of the minority share in PCH of NIS 23.0 million; (4) Tax benefit of NIS 25.6 million as a result the creation of a deferred tax asset following the purchasing of activities and (5) net income of NIS 10.8 million from discontinued operations, mainly due to decrease in provisions related to the amount held in a trustee in respect of the sale of Scailex Vision. In the corresponding period last year, the net income amounted to NIS 7.0 million. This amount was mainly consisted of net financial income of NIS 15.5 million which was offset by general and administrative expenses of NIS 8.4 million.

3.	Financial condition

The Company’s assets and liabilities include assets and liabilities of the Company and assets and liabilities of the activities which were purchased from Suny, as well as assets and liabilities of companies whose operations were discontinued or sold, and were classified under “discontinued operations”.

3.1.	Total Balance Sheet

As of the financial statement date, the total balance-sheet amounted to NIS 1,309.5 million, compared to NIS 1,717.9 million as of the end of 2007. The decrease resulted mainly from purchasing the minority share in PCH for NIS 200.4 million, the decrease of the NIS value of cash held in Dollars and a distribution of dividend to the Company’s shareholders of NIS 150.0 million in the second quarter of 2008.

3.2.	Current Assets

As of the date of the financial statements, current assets amounted to NIS 1,099.4 million, compared to NIS 1,680.2 million as at the end of 2007. The principal current assets of the Company at the end of the period are cash and cash equivalent of NIS 562.4 million, financial assets available for sale of NIS 379.0 million consisted of NIS 371.1 million of “Makams” and NIS 7.3 of bonds of companies traded in Tel-Aviv Stock Exchange. In addition the Company recorded trade receivables asset of NIS 114.6 million which have been transferred to the Company from Suny following the purchasing of the activities. The decrease in the current assets in comparison to the same period last year, resulted mainly from the payment in respect of purchasing the minority share in PCH in the amount of NIS 200.4 million, erosion in cash balances held in US Dollars and the distribution of dividend, as stated above.

3.3.	Investments and long term receivables

3.3.1.	The long-term investments and other non-current assets amounted at the end of this quarter, to NIS 38.1 million, compared to NIS 35.0 million as of the end of 2007. The investment as of September 30, 2008, consisted of investment in marketable securities in the US in the amount of NIS 11.0 million and deferred tax asset in the amount of NIS 25.6 million. The investment as of December 31, 2007 consisted only marketable securities in the US. The increase in the total amount of the investment was mainly due to creation of a deferred tax asset which was offset by the presentation of marketable securities traded in the US under current assets as their maturity date is less than one year at September 30, 2008.

3.3.2.	The balance of the fixed assets as of September 30, 2008 is NIS 5.9 million compared to NIS 2.7 million at the end of 2007. The increase was due to fixed assets transferred to the Company as part of the transaction for the purchasing of the activities from Suny in the amount of NIS 5.7 million and on the other hand, the sale of most of the furniture, equipment and leasehold improvements to Petrochemicals at the date of the transfer of the control over the Company for NIS 2.9 million. The Company recorded capital gain of NIS 0.1 million from that sale.

3.3.3.	The balance of the “other assets” as of September 30, 2008 was NIS 0.4 million consisted of computers’ software and other intangible assets which have been transferred to the Company following the purchasing of the activities from Suny. On December 31, 2007, the Company had no “other assets”.

3.3.4.	As of the balance sheet date, the Company recorded “goodwill” in the amount of NIS 165.6 million. The said amount represents the difference between the consideration paid for the purchasing of the activity from Suny in the amount of NIS 243.8 million (“the consideration”; represents the amount as of the closing date of the transaction after updating the consideration to the transferred equity in the amount of NIS 12 million) and the fair value of the assets and liabilities acquired. The said original difference was temporarily attributed to “goodwill” until the completion of the work of the allocation of the purchase price (“PPA”). After the consumption of this work, the classification between the goodwill and the rest of the acquired assets in the balance sheet may change.

Current Liabilities

As of September 30, 2008, the company’s current liabilities, amounted to NIS 110.8 million and were consisted mainly from liabilities to suppliers and service providers in the amount of NIS 61.9 million (NIS 61.6 from them are liabilities in respect of the activities purchased from Suny), liabilities related to discontinued operations in the amount of NIS 35.3 million (mostly for taxes) and other creditors of NIS 13.6 million (NIS 11.5 from them are liabilities in respect of the activities purchased from Suny). The current liabilities as of December 31, 2007 amounted to NIS 66.6 million comprised of liabilities related to discontinued operations in the amount of NIS 57.2 million and liabilities to suppliers, service providers, taxes and others in the amount of NIS 9.4 million. The decrease in the liabilities related to discontinued operations is attributed mainly to tax payments in respect to the sale of Scailex Vision after the signing of the settlement agreement with HP and receiving amounts which were held in the trustee.

3.4.	Long term liabilities

As of September 30, 2008, the Company has no long term liabilities. The Company’s long term liabilities as of December 31, 2007 amounted to NIS 257.3 million and contained capital note issued to the minority shareholders of PCH which was purchased by the Company in the first quarter of 2008 in the amount of NIS 222.8 million and liability to deferred taxes of NIS 34.3 million in respect to profit from the increase in the market value of ORL shares.

3.5.	Shareholders Equity

Total equity as of September 30, 2008 amounted to NIS 1,198.7 million, compared to NIS 1,394.0 million as of the end of 2007. The decrease was mostly due to the distribution of dividend of NIS 150.0 million in the second quarter of 2008, erosion of financial assets in the first half of 2008 in the amount of NIS 150.0 million (in the period of which the Dollar was the functional currency), decline in the value of marketable securities and financial assets available-for-sale in the amount of NIS 172.9 million (mainly the decrease in the price of ORL share until the sale of that holding), decrease in minority interest after purchasing the minority share in PCH and distribution of dividend in Scailex Vision in a total amount of NIS 61.6 million and self purchase of the Company’s shares in the amount of NIS 19.6 million. These amounts were partly offset by the net income for the period amounting to NIS 347.3 million.

4.	Liquidity and financial sources

4.1.	Cash Flow from operations

The cash flow from current operations in the third quarter of 2008 amounted to NIS 5.3 million, consisted mainly of interest income of NIS 12.1 million which was offset be general and administrative expenses of NIS 3.5 million and payment of expenses which were accrued as of June 30, 2008 in the amount of NIS 3.8 million (mainly directors’insurance).

The cash flows from operations in the third quarter of 2007 amounted to NIS 3.7 million stem mainly from interest receipts of NIS 6.5 million which was offset by general and administrative expenses of NIS 2.8 million.

4.2.	Cash flow from investment activities

The cash from investment activities in the third quarter of 2008 amounted to NIS 528.4 million. This amount consist mainly of the receipt of the consideration from the sale of PCH in the amount of NIS 1,142.4 million, the receipt of the consideration from the sale of the fixed assets to Petrochemicals in the amount of NIS 2.9 million and receipts of NIS 17.4 million from the redemption of marketable securities . On the other hand, an amount of NIS 255.8 million was paid to Suny for the purchase of activities and an amount of NIS 378.5 was invested in financial assets available-for-sale (mainly “makams”).

The cash used to investment activities in the third quarter of 2007 amounted to NIS 119.6 million. The said amount consisted mainly of the purchase of ORL shares in the amount of NIS 131.6 million which was offset by sales and redemptions of marketable securities of NIS 12.8 million.

4.3.	Cash flow from financing activities

The cash used for financing activities in the third quarter of 2008 amounted to NIS 19.6 million which were used for self purchase of the Company’s shares (treasury shares). The cash from financing activities in the third quarter of 2007 amounted to NIS 55.3 million, consisted mainly of receiving loans from minority shareholders in PCH (net of repayments of these loans). The loans were converted later to capital note.

4.4.	As of September 30, 2008 the Company assets contain cash, cash equivalents and marketable securities amounting to NIS 952.4 million compared to NIS 1,683.1 million at the end of 2007 (of which NIS 25.6 million were presented under “current assets from discontinued operations”). The decrease resulted mainly from the purchasing of the minority share in PCH for NIS 200.4 million, Purchasing the activities from Suny for NIS 255.7 million and distribution of dividend in the amount of 150.0 million.

4.5.	The Company does not have any banking liabilities whatsoever.

5.	Pro forma data included in the Pro forma report

5.1.	Three months ended September 30, 2008

The pro forma sales for the third quarter of 2008 amounted to NIS 143.3 million compared to NIS 129.7 million in the corresponding period last year –increase of 10%. The sales in the consolidated pro forma report consisted of the activities purchased from Suny Telecom and Dinamica since the company itself (consolidated) had no sales before the purchasing of the said activities. The increase in the sales derived from increase in the sales to the cellular operators due to the sale of more advanced cellular phones with higher price per unit.

The pro forma net income for the third quarter of 2008 amounted to NIS 25.2 million compared to NIS 5.5 million in the corresponding quarter last year. The net income in the quarter consisted of the net income of the Company itself (consolidated) in the amount of NIS 10.4 million (net of the tax benefit recorded following the purchasing of the activities) and the net income of the acquired activities of NIS 14.8 million.

In the corresponding period last year, the pro forma net income was consisted of the losses of the Company itself (consolidated) in the amount of NIS 10.8 million and the net income of the activities of NIS 16.3 million.

5.2.	Nine months ended September 30, 2008

The pro forma sales for the third quarter of 2008 amounted to NIS 406.7 million compared to NIS 343.8 million in the corresponding period last year –increase of 18%. The sales in the consolidated pro forma report consisted of the activities purchased since the company itself (consolidated) had no sales before the purchasing of the said activities. The increase in the sale derived from the increase in the amount of cellular phones sold which was partially offset by decrease in the average price per unit due to the strengthening of the NIS against the Dollar in the first nine months of 2008 compared to the corresponding period in 2007.

The pro forma net income for the first nine months of 2008 amounted to NIS 357.3 million compared to NIS 61.4 million in the corresponding quarter last year. The net income in 2008 consisted of the net income of the Company itself (consolidated) in the amount of NIS 324.6 million (net of the tax benefit recorded following the purchasing of the activities) and the net income of the acquired activities of NIS 32.7 million.

In the corresponding period last year, the pro forma net income was consisted of the net income of the Company itself (consolidated) in the amount of NIS 32.7 million (including an amount of NIS 25.6 million due to the recording of a deferred tax asset following the purchasing of the activities) and the net income of the activities of NIS 28.7 million.

6.	Commitments and Significant Events During the Report Period

6.1.	Receipt of the entire consideration in respect of the PCH transaction

The transaction for the sale of the subsidiary PCH to Israel Petrochemical Enterprises Ltd. (“IPE”) was consummated on June 30, 2008. On July 1, 2008, the entire consideration, totalling some NIS 1,142.4 thousand, was actually received in cash. For additional particulars about the PCH sale agreement and the consummation thereof, see clause 5.2 of the Company’s Financial Statements for the second quarter of 2008, published by the Company on August 5, 2008 (reference no. 2008-01-227004; this reference constitutes inclusion by way of referral).

6.2	Changes in the Company’s board of directors

As a result of the change of the control over the Company subsequent to the consummation of the Suny transaction, on June 30, 2008, Ms. Irit Ben Ami, Mr. Arie Zief, Mr. Arye Silverberg and Mr. Mordechai Peled resigned from the Company’s Board of Directors. On July 1, 2008, Mr. Ilan Ben Dov, the new controlling shareholder of the Company, was appointed as Chairman of the Board of Directors. In light of this appointment, the preceding Chairman of the Company’s Board of Directors, Mr. Eran Schwartz, resigned from his office. Upon the resignation of Mr. Schwartz from his office, the service agreement between the Company and Globecom Ltd., within which scope Globecom had provided the services of an active Chairman of the Board through Mr. Schwartz, was terminated in accordance with the conditions of that agreement.

In addition, on July 1, 2008, Ms. Iris Beck and Mr. Yehiel Feingold were appointed members of the Company's Board of Directors.

For additional information about the agreement for the sale of the control over the Company, see clause 5.3 for the Company’s report for the second quarter published on August 5, 2008 (reference numbers: 2008-1-227004). For additional information about the particulars of the directors appointed on July 1, 2008, see the Company’s Immediate Reports published on July 1, 2008 (reference numbers: 2008-1-189447; 2008-01-189453; 2008-01-189465 – these references constitute inclusion by way of referral).

6.3	Change of the functional currency in the Financial Statements

On July 17, 2008, the Company’s Board of Directors approved a change in the functional currency of the Company, in such manner that, as of the Financial Statements for the third quarter of 2008 (the quarter ending September 30, 2008) the Company’s Financial Statements are to be prepared and measured in New Israeli Shekels instead of in U.S. Dollars. The Board resolution was passed after an analysis of the Company’s economic environment, inter alia, in light of the consummation of the PCH sale agreement and the receipt and retention of the proceeds in shekel channels.

Therefore, as stated, the functional currency in the Company’s Financial Statements for the third quarter of 2008 is the New Israeli Shekel.

The change in the functional currency per se had no material impact on the Company’s financial position or on its financial results in the third quarter of 2008.

For additional particulars, see the Immediate Report published by the Company on July 17, 2008 (reference no. 2008-01-206943. This reference constitutes inclusion by way of referral).

6.4	Plan for the Company to itself purchase Company shares

On July 17, 2008, the Company’s Board of Directors approved a plan to itself purchase shares of the Company (“the Plan”) at the volume of up to 1 million ordinary shares of the Company (“the Maximum Quantity”), a quantity which constituted, correct to that date, about 2.62% of the Company’s listed share capital. Within the scope of the Plan, the Company’s Management was authorized to purchase shares from time to time on the Tel-Aviv Stock Exchange Ltd. or off the floor, at the inclusive monetary volume of up to NIS 25 million (“the Maximum Sum”) during a period of 12 months as of the date of the board resolution. The Company Board of Directors determined that the Maximum Sum conforms with the requirements of the Companies Act regarding permitted distributions. The Company did not undertake to purchase shares up to the approved full Maximum Sum and/or up to the approved full Maximum Quantity and/or any portion thereof.

In accordance with the plan, the Company executed the purchase of 825,009 ordinary shares of the Company by November 17, 2008, constituting some 2.21% of the Company’s issued share capital (full diluted), at the inclusive financial volume of some NIS 22.3 million; i.e., at NIS 27.06 per share.

For additional particulars about the self-purchase plan, see the Immediate Report published by the Company on July 17, 2008 (reference no. 2008-01-206949. This reference constitutes inclusion by way of referral).

6.5	Increase of the directors’ remuneration

On August 5, 2008, the Company Board of Directors passed a resolution, after having received the approval of the Company’s Audit Committee (and which, according to the statutory regulations, does not require the approval of the Company’s General Assembly), whereby the wages of the external directors and of the regular directors of the Company (including the Chairman of the Company’s Board of Directors and the controlling shareholder therein, Mr. Ilan Ben Dov, and excluding Dr. Arye Ovadia) shall be updated as of July 1, 2008 to the maximum annual remuneration, and to the maximum remuneration for participation in a meeting, prescribed in the Second and Third Addendum to the Companies Regulations (Rules Regarding Remuneration and Reimbursement of Expenses for External Directors), 5760 – 2000, as prescribed subsequent to the Amendment promulgated on March 6, 2008 (“the Regulations”) for a company at the rank of the Company (rank 5, correct to the date of the aforesaid resolution). The wage for Dr. Arye Ovadia, who is a director possessing accounting and financial expertise, shall be updated as of that date to the maximum allowed annual remuneration, and to the maximum allowed remuneration for participating in a meeting, as prescribed in the Fourth Addendum to the Regulations in relation to an expert external director of a company at the rank of the Company. For additional information about the resolution regarding the increase of the remuneration, see the Immediate Reports published by the Company on August 5 and 6, 2008 (reference nos. 2008-01-227007 and 2008-01-227259. This reference constitutes inclusion by way of referral).

6.6	Acquisition of the cellular operations of Suny and accompanying agreements

On August 21, 2008, after having received the approval of the Company’s Audit Committee and Board of Directors (and subject to the approval of the Company’s General Assembly, which was given on September 28, 2008), the Company engaged in an agreement (“the Agreement” or “the Operations Purchase Agreement”) for the purchase of the operations in the cellular operators sector and in the end-equipment sector (“the Cellular Operations Sector”) of Suny, the controlling shareholder of the Company. Up until their acquisition, these operations were carried out through Suny’s subsidiaries, Suny Telecom and Dynamica, respectively, as defined in the Cellular Operations Purchase Agreement, and in clause 2.3 of the Report of the Transaction (Suny Electronics, Suny Telecom and Dynamica jointly: “Suny Group”). The Agreement was executed and consummated on September 29, 2008 (“the Execution Date”), once all suspending conditions prescribed therein were fulfilled. The Agreement included, as appendices thereto, service agreements between Suny and the Company, as well as a lease agreement (“the Accompanying Agreements”), which were also approved by the Company’s Board of Directors and General Assembly, and which were validated on the Execution Date.

Pursuant to the Agreement, in consideration for the purchase of all of the Cellular Operations, Scailex paid the inclusive sum of NIS 255.8 million to Suny Telecom and to Dynamica on the Execution Date, of which NIS 69.3 million were paid to Dynamica, while NIS 186.5 million were paid to Suny Telecom (the sum of the consideration was updated after calculating the equity being transferred as on the transaction closing date, and totalled some NIS 243.8 million).

The payment was executed pursuant to the valuation performed by Giza-Singer-Even Ltd. (which was attached to the Report of the Transaction and to the Supplementary Report), and according to the company’s equity being transferred as on June 30, 2008. Even so, the Agreement prescribed that a price adjustment would be performed of the equity being transferred on the Execution Date. Accordingly, once the transaction was consummated, an initial calculation was performed of the value of the equity being transferred as on the Execution Date, pursuant whereto the consideration paid by Scailex had been high by the sum of about NIS 12.0 million. Pursuant to the Operations Purchase Agreement, this sum is to be returned to Scailex within 14 days of the date that the price adjustment data are computed and signed by both parties, which is expected to occur within the next few days.

For additional particulars about the Cellular Operations Purchase Agreement, the Operations Being Acquired and the consummation of the transaction, see the Report of the Transaction, the Supplementary Report (as defined above in clause 1), and the Immediate Report of the consummation of the transaction published by the Company on October 2, 2008 (reference no. 2008-01-274815. This reference constitutes inclusion by way of referral), as well as clause 1 of this report.

7.	Qualitative report on the exposure to market risks and their management

7.1.	The person responsible for management of market risk for the company

The person responsible for management of market risk for the company is Mr. Shachar Rachim –company’s CFO.

7.2.	Market risk to which the company is exposed

As on the date of this report, the majority of the Company’s financial assets is cash, the majority of which is deposited in weekly shekel deposits bearing average annual interest at the rate of about 3.9% on the date of this report, and in “Makams”.

In addition, the Company has investments of some NIS 11.3 million in U.S. Government bonds, and some NIS 15 million in Israeli securities (debentures and shares traded on the Tel-Aviv Stock Exchange).

Accordingly, the Company’s principle exposure is to changes in the shekel interest rates, and accordingly, also to fluctuations in the Consumer Price Index, which affects the rate of the real derivative interest. There is minor exposure to fluctuations in the dollar exchange rate, and minor exposure to the prices of securities and debentures on the Tel-Aviv Stock Exchange.

Furthermore, and in light of the fact that the Company holds its shekel monetary balances in Israeli banks, it is exposed to the stability of the Israeli banking institutions; in order to minimize this exposure, the Company divides its deposits among the major banks in Israel.

Additionally, since the end of the quarter, following the purchase of the new operations, additional exposures were created, as follows:

1.	The operations acquired from Suny Telecom relating to the cellular operators sector:

a.	There is dependency on Samsung as a supplier, and on the cellular operators as customers.

b.	The majority of the import purchases are transacted in U.S. dollars. These purchases are usually transacted against orders from customers, who are obligated to pay dollar-linked payments for their purchases. Therefore, the Company’s exposure to fluctuations in the exchange rate of the U.S. dollar is low.

c.	A change in the customs rate imposed on imports, which may affect the product prices.

2.	The operations acquired from Dynamica relating to end-customers are dependent upon Cellcom as a supplier and as a customer.

3.	Exposures relating to both sectors:

a.	Exposure to changes in the Consumer Price Index: since the customers’ debts quoted in shekels are not linked to changes in the Consumer Price Index, the Company is exposed to an impairment of the real value of these balances.

b.	Macroeconomic exposures, such as:

(i)	An economic slowdown and/or economic instability in Israel are likely to affect the revenues and profitability of the operations.

(ii)	Changes in the regulatory requirements in Israel in the cellular communications and interfacing sectors are likely to affect the profitability of the operations.

7.3.	Company policy on market risk management

The majority of the Company’s assets are financial assets and cellular activity as described in clause 7.2 above. The Company has no liabilities towards banks and Its principal liabilities are towards suppliers and institutions in Israel and in the United States.

In light of that stated above, the Company recently resolved (see clause 6.3 of this report) to change its functional currency to the new Israeli shekel (“NIS”), and thus, in effect, reduced its exposure to fluctuations in the NIS/USD exchange rate. At present, the Company is exposed mainly to shekel interest and to the Consumer Price Index in Israel; furthermore, it is still exposed, but to a relatively minor extent, to interest in the United States.

As of to the date of this report, the Company is not purchasing hedging instruments for its investments; however, the Company periodically examines its existing accounting and economic exposures and how they may be minimized.

The officeholder responsible for risk management in the Company is assisted by an external consultant from a highly esteemed investment house, inter alia, in order to minimize the Company’s exposures as specified above. In addition, the officeholder responsible for risk management reports to and consults with the Company Management and with the Company’s Investment Committee, which is comprised of members of the Board of Directors, and convenes quarterly and whenever an external event transpires that requires immediate decision-making.

Since the consumption of the transaction for purchasing the activities took place in the end of the third quarter, the Company has not yet concluded its policy regarding risk management in respect of the acquired activities.

7.4.	Disclosure of the Financial Statement Approval Proceedings in the Corporation Reported

In accordance with the audit committee’s regulations, which have been adopted by the company’s board of directors, the company’s audit committee is the organ responsible for the overall control of the company (within the meaning of Opinion No. 76 of the Israeli Institute of Certified Public Accountants).

Every quarter, including this quarter, the financial statements and board of directors’reports, as well as reports related the risks management, are furnished to the members of the audit committee for scrutiny a few days before the date of the meeting fixed for discussing the statements and reports and for formulating a recommendation to the company’s board of directors to approve the statements and reports.

The audit committee consists of four members, including the company’s two outside directors, Mr Yoav Biran and Mr Dror Barzilay, and another three directors – Mr. Shalom Singer (the Chairman of the Committee), and Mr. Yechiel Fiengold. Three of the audit committee’s members have been defined as having accounting and financial expertise.

During the audit committee’s meeting to approve these financial statements, the financial results, financial position and every main act or change occurring during the period reported were reviewed and a discussion was held in the presence of the Company’s management, during which questions were raised and answers were given to the committee members’ questions. The company’s external auditor was present at the meeting as well as the Company’s internal auditor. The external auditor expressed his professional opinion on accounting issues in connection with the company’s financial statements.

After the deliberation, the audit committee recommended to the board of directors that the Financial Statements be approved. The financial results, the financial position and every activity or significant change that occurred during the period under report were reviewed and deliberated during the board of directors’ meeting, at which time, questions were raised and answers given to the questions of the members of the board.

7.5.	Supervision of market risk management policy and its implementation

The supervision of market risks management policy and its implementation were unchanged from those described in the directors’ report as of December 31, 2007.

7.6.	The following table summarizes the Company’s linkage bases as at September 30, 2008 (in NIS thousands):

	June 30, 2008
	In or linked to USD	In or linked to other currencies	Unlinked	Linked to CPI	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	58,442	963	503,012	-	-	-	562,417
Financial assets
available for sale	-	-	-	-	378,992	-	378,992
Trade receivables	66,264	-	48,349	-	-	-	114,613
Other receivables	-	-	13,974	827	-	470	15,271
Inventories	-	-	-	-	-	27,050	27,050
Current assets in respect
of discontinued operations	1,061	-	-	-	-	-	1,061
Investments held until maturity long-term	11,013	-	-	-	-	-	10,013
Prepaid expenses						770	770
Fund in respect of
employees rights upon
retirement, net	-	-	690	-	-	-	690
Deferred taxes						25,638	25,638
Fixed assets	-	-	-	-	-	5,880	5,880
Other assets	-	-	-	-	-	429	429
Goodwill	-	-	-	-	-	165,665	165,665
Total assets	136,780	963	566,025	827	378,992	225,902	1,309,489

LIABILITIES:
Suppliers and service
providers	58,109	-	3,802	-	-	-	61,911
Creditors and accruals	3,194	-	10,405	-	-	-	13,599
Current liabilities in
respect of discontinued
operations	8,954	-	1,661	24,665	-	-	35,280
Total liabilities	70,257	-	15,868	24,665	-	-	110,790

Total balance	66,523	963	550,157	(23,838)	378,992	225,902	1,198,699

7.7	The following table summarizes the Company's linkage bases as at September 30, 2007 (in NIS thousands):

	June 30, 2007
	In or linked to USD	In or linked to other currencies	Linked to CPI	Unlinked	Marketable securities	Non monetary assets	Total
	N I S t h o u s a n d s

ASSETS:
Cash and cash equivalent	368,945	-	-	1,192	-	-	370,137
Financial assets
available for sale	8,126	-	-	-	984,621	-	992,747
Other receivables	-	-	-	2,209	-	10,153	12,362
Current assets in respect
of discontinued operations	86,619	1,479	-	-	-	-	88,098
Investments held until
maturity, short and long
term	57,134	-	-	-	-	-	57,134
Fund in respect of
employees rights upon
retirement	-	-	-	491	-	-	491
Fixed assets, net	-	-	-	-	-	1,445	1,445
Total assets	520,824	1,479	0	3,892	984,621	11,598	1,522,414

LIABILITIES:
Creditors and accruals	1,785	-	-	1,534	-	-	3,319
Taxes payable	-	-	4,037	-	-	-	4,037
Current liabilities in
respect of discontinued
operations	30,675	227	34,500	1,645	-	-	67,047
Loans from minority
shareholders in a
subsidiary	-	-	-	231,984	-	-	231,984
Liabilities in respect of
termination of employment	-	-	-	560	-	-	560
Total liabilities	32,460	227	38,537	235,723	0	0	306,947

Total balance	488,364	1,252	(38,537)	(231,831)	984,621	11,598	1,215,467

7.8	Sensitivity tests

The Company performed three sensitivity tests related to changes in the fair value of the financial instruments to the balance sheet date.

The fair value of the financial instruments was determined as follow:

1.	The fair value of “Makams” presented as available-for-sale financial assets – according to the closing price in the Stock Exchange in the last trading day before the balance sheet day.

2.	The fair value of financial assets for short and long terms which are stated in Dollars – according to their Dollar value multiplied by the representative exchange rate as of the balance sheet date.

3.	The fair value of the financial instruments which are linked to the CPI – according to the known CPI as of the balance sheet date.

The Three sensitivity tests that the Company has performed were in respect of the following market changes:

1.	Exchange rate – changes in the foreign currency rates (mainly US Dollar).

2.	Interest – changes in the NIS interest and their influence on the fair value of the “Makams” held by the Company.

3.	CPI – changes of the assets and liabilities linked to the CPI due to increase/decrease of the CPI.

Changes in foreign exchange rate (NIS thousands)			Fair Value
	10%	5%	1$=3.421 NIS	-5%	-10%

Current assets
Cash and Cash equivalents	5,844	2,922	58,442	(2,922)	(5,844)
Trade receivables	6,626	3,313	66,264	(3,313)	(6,626)
Current assets in respect of discontinued operations	106	52	1'061	(52)	(104)
Non current assets
Investments held until maturity long-term	1,101	551	11,013	(551)	(1,101)

Total assets	13,677	6,838	136,780	(6,838)	(13,678)

Current liabilities
Suppliers and service providers	5,811	2,905	58,109	(2,905)	(5,811)
Other creditors and accruals	319	160	3,194	(160)	(319)
Current liabilities related to discontinued operation	895	448	8,954	(448)	(895)

Total liabilities	7,025	3,513	70,257	(3,513)	(7,025)

Total balance	6,652	3,325	66,523	(3,325)	(6,653)

Changes in NIS interest rate (NIS thousands)
	10%	5%	Fair Value	-5%	-10%

Current assets
Financial assets available for sale	(661)	(331)	371,692	334	670

Total assets	(661)	(331)	371,692	334	670

Total liabilities	0	0	0	0	0

Total balance	(661)	(331)	371,692	334	670

—	The changes are in point of percents.
—	The cash balances are held in sort-term deposits (usually up to one week), thus their sensitivity to interest change is immaterial.

Changes in the CPI (NIS thousands)
	Increase of 0.2%	Increase of 0.1%	Fair Value	Decrease of 0.1%	Decrease of 0.2%

Current assets
Other receivables	2	1	827	(1)	(2)

Total assets	2	1	827	(1)	(2)

Current liabilities
Current liabilities related to discontinued operation	49	25	24,665	(25)	(49)

Total liabilities	49	25	24,665	(25)	(49)

Total balance	(47)	(24)	(23,838)	24	47

7.9	Derivative positions

To the financial statement date, the company has no derivative positions.

8.	Critical accounting estimates

The critical accounting estimates have not been changed from those described in the directors’ report for the year ended December 31, 2007.

9.	Policy of charitable donations

On July 1, 2008, the board of directors resolved to increase the annual budget for charitable donations for the year 2008 from $100 thousands to NIS 1 million which will be distributed to needed entities and institutions. Actual charitable donations made from the beginning of 2008 amounted to NIS 538 thousand.

10.	Directors who have accounting and finance expertise

In the reported period, there was no change in the minimal number of directors who have accounting and financial expertise and the number of directors having accounting and financial expertise was not less than defined and in accordance with the description in the directors’ report for the year ended December 31, 2007.

11.	Internal Auditor

There was no change in the details described in the directors’ report for the year ended December 31, 2007 as to the internal auditor. There was no internal audit performed in the third quarter of 2008. Following the acquisition of the activity, the Company intends to perform evaluation of the risks by the internal auditor in order to define the audit plan for the auditor. In addition, the Company intends to continue with the audit plan as defined and performed in the acquired activities prior to the acquisition.

12.	Events subsequent to the balance-sheet date

12.1	Approval of bonuses to the CEO and to the CFO from the former controlling shareholders

On October 7, 2008, the Company’s Board of Directors approved the awarding of a one-time bonus to the Company’s C.E.O. and to the Company’s C.F.O. (“the Senior Officeholders”) by Israel Petrochemical Enterprises Ltd., the Company’s controlling shareholder up until June 30, 2008 (“the Previous Controlling Shareholder”), this in respect of the Senior Officeholders’ work in the Company during the period when the Previous Controlling Shareholder controlled the Company.

The bonus (at the inclusive total of NIS 300,000), which will not be paid from out of the Company’s funds, but rather from out of the funds of the Previous Controlling Shareholder, will be recorded, when actually paid, as a capital reserve under the equity and as a wage expense in the Statement of Operations, and therefore, will not affect the Company’s total equity at all.

For additional particulars, see the Immediate Report published by the Company on October 12, 2008 (reference no. 2008-01-282651 and 2008-01-283695. This reference constitutes inclusion by way of referral).

12.2	On November 17, 2008, the Company’s Board of Directors resolved, within the scope of the plan approved on July 17, 2008 (see note 3.k. of these Financial Statements) to increase the financial volume of the said self-purchasing by an additional NIS 2 million; i.e., up to a total of NIS 27 million. The Company’s Board of Directors increased the inclusive financial volume of the plan, after having ascertained that this sum complies with the statutory requirements regarding a permitted distribution.

12.3	The Company’s Board of Directors resolved, on November 17, 2008, to take action to deregister the Company’s securities at the Securities and Exchange Commission of the United States (SEC) pursuant to the securities laws in the United States. The Company intends to file an application with the SEC for deregistration as stated within the coming days, and, if the SEC does not object to this within 90 days of the application filing date, the Company shall be deregistered as stated and the U.S. securities laws shall no longer apply to the Company, including in relation to the various reporting requirements. There is no certainty that the application as stated shall be accepted.

Ilan Ben Dov	Yahel Shachar

Chairman of the Board	Chief Executive Officer